June 23, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE
Washington, D.C. 20549

Attn: Madeleine Mateo and Susan Block

Re:	Calculator New Pubco, Inc. Registration Statement on Form S-4 Filed May 5, 2023 File No. 333-271665

Dear Ms. Mateo and Ms. Block:

On behalf of Calculator New Pubco, Inc. (the “Company”), we are hereby responding to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in your letter dated May 27, 2023 (the “Comment Letter”) with respect to the above referenced Registration Statement on Form F-4, filed by the Company on May 5, 2023.

The Company has filed via EDGAR Amendment No. 1 to the Registration Statement on Form S-4 (“Amendment No. 1 to the Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, the text of each of the Staff’s comments, as set forth in the Comment Letter, is included in bold-face type below, followed by the Company’s response. All page references in the responses set forth below refer to page numbers in Amendment No. 1 to the Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 1 to the Registration Statement.

Form S-4 filed May 5, 2023

Questions and Answers about the Proposals

What will AtlasClear's equity holders receive, page 9

1.	We note your response to our prior comment 7 and reissue in part. Please highlight material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business combination.

June 23, 2023

Response: In response to the Staff’s comment, the disclosure on page 9 of Amendment No. 1 to the Registration Statement has been revised. In addition, the Company respectfully advises the Staff that, while Quantum is pursuing debt and/or equity financing, the exact terms of such securities are not yet available. The Company further advises the Staff that it will highlight any material differences as compared to the terms and price of securities issued at the time of the IPO in an amendment to the Registration Statement, should such financing become available.

Summary of the Business Combination Agreement, page 24

2.	Given the significant level of redemptions which occurred during the first quarter ended March 31, 2023 and given that you have disclosed that redemptions are subject to the $40 million Minimum Cash Condition and the minimum net tangible asset condition of $5,000,001, please address how you plan to acquire Wilson Davis, complete the Business Combination, pay accrued transaction expenses of $3.771 million, and complete the Commercial Bancorp and Pacsquare planned transactions.

Response: The Company respectfully advises the Staff that, as previously disclosed, Quantum is pursuing financing between signing and the Closing. The purpose of such financing, which may be in the form of debt or equity, is to provide the additional funds, as needed, to cover the transaction expenses and to complete the acquisitions and other transactions described in Amendment No. 1 to the Registration Statement. Additionally, the Company respectfully advises the Staff that it will disclose the terms of any such financing in an amendment to the Registration Statement, should such financing become available.

Commercial Bancorp Merger Agreement, page 29

3.	We note your response to our prior comment 56. Please revise here, or where appropriate, to disclose that management considered the importance of Commercial Bancorp to the overall success of the combined company and it was determined that it is not critical.

Response: In response to the Staff’s comment, the disclosure on page 29 of Amendment No. 1 to the Registration Statement has been revised.

4.	Please revise to provide information to address how the “all cash option” amount of $5.6 million was determined and was based on the financial statements for Commercial Bancorp at December 31, 2022. In addition, disclose the source of funding for the planned acquisition.

Response: In response to the Staff’s comment, the disclosure on page 29 of Amendment No. 1 to the Registration Statement has been revised.

June 23, 2023

5.	Please revise to provide a specific and thorough discussion of Commercial Bancorp’s primary service area. The discussion should address the recent financial and economic impacts on the bank’s profitability and liquidity, including any impacts on deposits, borrowings and regulatory capital levels.

Response: In response to the Staff’s comment, the disclosure on page 195 of Amendment No. 1 to the Registration Statement has been revised.

Pacsquare Acquisition Agreement, page 29

6.	Please revise to address the following as it relates to the assets to be acquired from Pacsquare:

•	Provide information addressing how the assets to be acquired from Pacsquare were valued.
•	Disclose the source of funding for the asset acquisitions.
•	Disclose the anticipated fees which will be paid to Pacsquare for maintenance of the software as well as the specific terms of the agreement.

Response: In response to the Staff’s comment, the disclosure on page 30 of Amendment No. 1 to the Registration Statement has been revised.

Risks Relating to the Acquisition of Commercial Bancorp, page 55

7.	Please include risk factor disclosure related to recent market events and activities in the banking sector, and those events' potential impact on Commercial Bancorp and the potential combined companies after the merger.

Response: In response to the Staff’s comment, the disclosure on page 59 of Amendment No. 1 to the Registration Statement has been revised.

Risks Relating to Quantum, the Business Combination and the Integration of Quantum’s and the Target Companies’ Businesses

The projections and forecasts presented in this proxy statement/prospectus, page 67

8.	Please clarify here that CB and the Pacsquare LOI technology assets are included in the projections, but that the merger closing is not contingent on the CB closing or consummation of the transactions contemplated by the Pacsquare LOI.

Response: In response to the Staff’s comment, the disclosure on page 69 of Amendment No. 1 to the Registration Statement has been revised with respect to Commercial Bancorp. However, the Company respectfully advises the Staff that the Pacsquare Assets were not included in the projections and has revised the disclosure on page 110 accordingly.

June 23, 2023

Background of the Business Combination, page 101

9.	We note your response to our prior comment 29 and reissue in part. Please expand the Background discussion to discuss how Wilson-Davis, Pacsquare, and Commercial Bancorp were identified and by whom, and how the negotiations were started and by whom.

Response: In response to the Staff’s comment, the disclosure on page 107 of Amendment No. 1 to the Registration Statement has been revised.

Unaudited Prospective Financial Information of the Company, page 106

10.	We note the unaudited prospective financial information of future financial performance also includes the Pacsquare Assets and Commercial Bancorp. We note your response to our prior comment 44 that these transactions are not probable. Given this determination, tell us how you concluded that it is appropriate to include the results of Pacsquare and Commercial Bancorp within the unaudited prospective financial information and related projections herein.

Response: As discussed in the response to Comment No. 8 above, the Company respectfully advises the Staff that the Pacsquare Assets were not included in the projections and has revised the disclosure on page 110 accordingly. In addition, the Company respectfully advises the Staff that, although it does not consider the CB Merger to be probable (or even critical, since the Company believes the CB Merger can be replaced with a similar alternative acquisition), the Company, nevertheless, believes it is appropriate to include the results in the unaudited prospective financial information and related projections as the Company intends to acquire either Commercial Bancorp or an alternative small federal reserve member bank to complete its business goals and believes that it is useful for investors to review the prospective financial impact of the CB Merger, or a similar acquisition, on the combined company.

11.	Please revise to disclose the reasons for including five years of projections as opposed to a lesser timeframe indicating if the projection assumptions were expected to change during the periods presented.

Response: In response to the Staff’s comment, the disclosure on page 110 of Amendment No. 1 to the Registration Statement has been revised.

12.	Please revise to disclose whether the projections are in line with historical operating trends of the entities considered in the determination of the projections.

June 23, 2023

Response: In response to the Staff’s comment, the disclosure on page 111 of Amendment No. 1 to the Registration Statement has been revised.

13.	Please revise to disclose the range of increasing number of correspondent clearing clients and active clients used in preparing the unaudited prospective financial information.

Response: In response to the Staff’s comment, the disclosure on page 113 of Amendment No. 1 to the Registration Statement has been revised.

14.	Please revise to disclose the range of increasing margin business and stock business used in preparing the unaudited prospective financial information.

Response: In response to the Staff’s comment, the disclosure on pages 113 to 114 of Amendment No. 1 to the Registration Statement has been revised.

15.	Please include a footnote to the table providing the “Initial Projections,” at page 108, to indicate that the projections include Commercial Bancorp and the Pacsquare LOI technology assets, and that the merger closing isn’t contingent on the CB closing or consummation of the transactions contemplated by the Pacsquare LOI.

Response: As discussed in the response to Comment No. 8 above, the Company respectfully advises the Staff that the Pacsquare Assets were not included in the projections and has revised the disclosure on page 110 accordingly. In addition, in response to the Staff’s comment, the disclosure on page 112 of Amendment No. 1 to the Registration Statement has been revised.

16.	Please advise if a set of projections were prepared that did not include Commercial Bancorp or the Pacsquare LOI technology assets. If so, please advise us why those are not included, and an analysis of why those were prepared.

Response: As discussed in the response to Comment No. 8 above, the Company respectfully advises the Staff that the Pacsquare Assets were not included in the projections and has revised the disclosure on page 110 accordingly. In addition, the Company respectfully advises the Staff that no set of projections was prepared that did not include Commercial Bancorp.

June 23, 2023

17.	Please describe the material assumptions underlying the projections and limitations on the projections. Please also describe the type of market assumed in developing those assumptions.

Response: In response to the Staff’s comment, the disclosure on pages 113 to 116 of Amendment No. 1 to the Registration Statement has been revised.

Pro Forma Condensed Combined Balance Sheet as of December 31, 2022, page 145

18.	We note that the historical adjustments to Wilson Davis's results and the events driven by the Combination Agreement are reflected together in the accounting adjustments column in arriving at the Consolidated AtlasClear amounts. Please revise to present a separate column which reflects the adjustments made to the Wilson-Davis historical amounts; a separate column which reflects the Combination Agreement and a separate column with the adjustments made to the Combination Agreement amounts. Similar disclosures should also be presented in the Pro Forma Condensed Combined Statement of Operations.

Response: In response to the Staff’s comment, the disclosure on page 155 of Amendment No. 1 to the Registration Statement has been revised.

19.	Please tell us whether any additional redeemable common shares have been redeemed since March 31, 2023. If so, tell us how such redemptions are reflected in your pro forma financial statements.

Response: The Company respectfully advises the Staff that there have been no additional redemptions of shares of common stock since March 31, 2023. The Company also notes that the Pro Forma financial statements have been updated as of March 31, 2023.

Note 3 - Pro Forma Adjustments

Pro Forma Adjustments to the Unaudited Condensed Combined Balance Sheet

Note (B)(1), page 151

20.	Please revise to disclose the carrying values separately attributable to “Rubicon” and “Atlas” separately.

Response: In response to the Staff’s comment, the disclosure on page 161 of Amendment No. 1 to the Registration Statement has been revised.

21.	Please revise to disclose what the “deficient cash free net capital” represents and how the amount was determined.

June 23, 2023

Response: In response to the Staff’s comment, the disclosure on page 161 of Amendment No. 1 to the Registration Statement has been revised.

Note (B)(1)(a), page 152

22.	Please revise to disclose how the Wilson-Davis purchase price of $31 million was determined.

Response: In response to the Staff’s comment, the disclosure on page 161 of Amendment No. 1 to the Registration Statement has been revised.

Note (B)(1)(b), page 152

23.	Please revise to provide us with your detailed accounting analysis under ASC 480 and ASC 815, addressing how the fair value of the “software product earn-out shares” and balance sheet classification was determined.

Response: The Company respectfully advises the Staff that management initially analyzed whether the “software product earn-out shares” arrangement represented a single contingent consideration arrangement with multiple triggers (or underlyings) or whether the arrangement has multiple contingent consideration arrangements.

a)            Software Products Earn Out Shares: Up to $20,000,000 in New Pubco Common Stock (valued at the grater of $10 per share, or the share price of New Pubco Common Stock as of 11:59 p.m. (Eastern Time) on the last day of the Software Product Earn Out Period) conditioned on post-Closing Software Products Gross Revenue during the Software Product Earn Out Periods.

1.	First Software Product Earn Out Period: 50% of Software Products Gross Revenue, which amount shall not exceed $4,000,000 for the fiscal year ending December 31, 2023.

2.	Second Software Product Earn Out Period: 50% of Software Products Gross Revenue, which amount shall not exceed $4,000,000 for the fiscal year ending December 31, 2024.

3.	Third Software Product Earn Out Period: 50% of Software Products Gross Revenue, which amount shall not exceed $4,000,000 for the fiscal year ending December 31, 2025.

4.	Fourth Software Product Earn Out Period: 50% of Software Products Gross Revenue, which amount shall not exceed $4,000,000 for the fiscal year ending December 31, 2026.

June 23, 2023

5.	Fifth Software Product Earn Out Period: 50% of Software Products Gross Revenue, which amount shall not exceed $4,000,000 for the fiscal year ending December 31, 2027.

Management noted that the Earn Out was structured so that in the event that New Pubco fails to achieve the maximum potential Software Products Earn Out Revenue during a Software Product Earn Out Period, Atlas FinTech shareholders will not be entitled to receive any catchup Software Products Earn Out Shares in any other Software Product Earn-Out Period. Accordingly, each Software Earnout event is independent and was looked at as five separate units or contingent payments.

Management then analyzed whether the arrangement is within the scope of ASC 480. Financial instruments in the scope of ASC 480 are:

•	Mandatorily redeemable financial instruments:

o	the Software Products Earn Out Shares do not have mandatorily redeemable elements in its terms.

•	Obligations to repurchase the issuer’s equity shares by transferring assets:

o	the Software Products Earn Out Shares do not give the Company an obligation to repurchase shares issued in its terms.

•	Obligations to issue a variable number of shares that meet certain criteria:

o	the Software Product Earn Out Shares do have elements that could result in a variable number of shares as such, management analyzed this concept further below.

As it relates to the third point, an obligation to issue a variable number of shares relates to a financial instrument that embodies an unconditional obligation, that the issuer must or may settle by issuing a variable number of its equity shares, if, at inception, the monetary value of the obligation is based solely or predominantly on any of the following:

•	A fixed monetary amount known at inception, for example, a payable settleable with a variable number of the issuer’s equity shares:

o	although the value of the Software Product Earn Out Shares seems to be fixed at $4,000,000, there is a possibility that revenue could fall short and thus Pubco would be required to issue less than $4,000,000 worth of a variable number of shares. As such, the variable shares against the fixed monetary amount known at inception is outside of the scope of this bullet, see below for further consideration.

June 23, 2023

•	Variations in something other than the fair value of the issuer’s equity shares, for example, a financial instrument indexed to the S&P 500 and settleable with a variable number of the issuer’s equity shares:

o	the Earn Out is based on 50% of Software Gross Revenue earned in the earn out period and the number of shares to be issued based on the greater of $10 or the closing price. This results in a variable amount of shares that can be issued. As such, there is variability in share issuance as the variation is based on the Software Gross Revenue and not on the issuer’s own shares.

•	Variations inversely related to changes in the fair value of the issuer’s equity shares, for example, a written put option that could be net share settled:

o	variation is not inversely related to changes in the fair value of the issuer’s equity shares.

Based on the above criteria, we have determined that that Software Products Earn Out Shares Payments in this transaction are within the scope of ASC 480. The Company agreed to issue $20,000,000 worth of stock over a five-year period, based on Software Gross Revenue earned at each year, not to exceed $4,000,000 per year. However, the number of shares to be delivered can vary based on both the amount of Software Gross Revenue earned, if less than $8,000,000 per year or if the stock price moves above $10 per share. The max earning potential is $4,000,000 worth of shares.

As such, management determined these will be liability classified and the fair value will be included as part of the consideration paid in the acquisition of AtlasClear.

The fair value of the earn out shares was estimated using a Monte Carlo simulation to determine if and when the revenue hurdles would be achieved. The revenue volatility and revenue to equity correlation were based upon the same guideline public companies. The Monte Carlo simulation was performed simultaneously on both the share price and revenue to account for the correlation between revenue and equity.

24.	Please provide us with historical revenues recognized for the software products contributed to AtlasClear explaining the factors considered in the determination of the aforementioned fair value.

June 23, 2023

Response: The Company respectfully advises the Staff that there are no historical revenues for the software products expected to be contributed to AtlasClear. AtlasClear’s management determined the fair value based on their experience and expectations from running similar models in previous companies.

Note (B)(1)(c), page 152

25.	Please revise to provide us with your accounting analysis, under ASC 480 and ASC 815, addressing how the fair value of the earn-out shares (i.e. $26,248,000) and balance sheet classification was determined.

Response: The Company respectfully advises the Staff that management initially determined whether this arrangement represented a single contingent consideration arrangement with multiple triggers (or underlyings) or whether the arrangement has multiple contingent consideration arrangements.

Based on its analysis, it appears that the structured payments (each a “Structured Payment”) are not independent of one another and they share similar risks. The Structured Payments are as follows:

Share Price Earn Out Shares: Up to 5,944,444 shares of New Pubco Common Stock conditioned on post-Closing stock price Triggering Events.

a)	Triggering Event I: If the share price of New Pubco Common Stock is greater than or equal to $12.50 within the first six (6) months of the Closing Date, all of the $12.50 Earn Out Shares shall be issued (2,333,333 shares).

b)	Triggering Event II: If the share price of New Pubco Common Stock is greater than or equal to $15.00 within the first twelve (12) months of the Closing Date, all of the $15.00 Earn Out Shares shall be issued (1,944,444 shares).

c)	Triggering Event III: If the share price of New Pubco Common Stock is greater than or equal to $17.00 within the first eighteen (18) months of the Closing Date, all of the $17.00 Earn Out Shares shall be issued (1,666,667 shares).

If the Company meets Structured Payment tranche “c” above, then it will have met the criteria for tranche “a” and “b” also. Therefore, in its analysis, it appears that the Structured Payments are not independent of one another and they share similar risks. Based on this analysis, management determined to account for these three tranches of contingent consideration as a single unit.

June 23, 2023

Management then analyzed whether the arrangement is within the scope of ASC 480. Financial instruments in the scope of ASC 480 are:

•	Mandatorily redeemable financial instruments:

o	the Share Price Earn Out Shares do not have mandatorily redeemable elements in its terms.

•	Obligations to repurchase the issuer’s equity shares by transferring assets:

o	the Share Price Earn Out Shares do not have an obligation to repurchase shares issued in its terms.

•	Obligations to issue a variable number of shares that meet certain criteria:

o	The Share Price Earn Out Shares are a fixed number of shares that will either be issued if share price threshold is achieved in the earn out period or not, as such, this does not meet the criteria.

Based on the above criteria, the Share Price Earn out Shares are not with the scope of ASC 480, as such management assessed the arrangement under ASC 815.

Under the first step of ASC 815-40-15, if the exercise contingency is based on (a) an observable market, other than the market for the entity’s own shares, or (b) an observable index, other than one measured solely by reference to the entity’s own operations (e.g., revenue, EBITDA), then the presence of the exercise contingency precludes an instrument (or embedded feature) from being considered indexed to an entity’s own shares. In this case the contingency is based on whether the share price of New Pubco Common Stock is greater than or equal to $12.50, $15.00 and $17.00 within the first six (6) months of the Closing Date, which is the entity’s own shares and not an external market, as such, this does not preclude the Earn Out to be considered indexed to the entities own shares, thus we move to step two.

Under the second step of ASC 815-40-15, if the settlement amount equals the difference between the fair value of a fixed number of the entity’s equity shares and a fixed monetary amount (or a fixed amount of a debt instrument issued by the entity), then the instrument (or embedded feature) would be considered indexed to an entity’s own shares.

June 23, 2023

This arrangement provides for multiple settlement alternatives. Since there could be a different number of shares issued, it would be analyzed under step two of the indexation guidance. Stock price determines the number of shares to be issued, which is an input into a “fixed-for-fixed” valuation model.

Since the Earn Out has a provision that in the event of a Company Sale then all shares not yet earned would be considered earned if the value of the Company Sale is greater than or equal to $12.50, $15.00 and $17.00. The provision in the clause (iii) of the agreement stipulates that the shares earned will be based on the value of the Company Sale. As such the fixed-for-fixed criteria is not modified as the Earn Out will be earned based on the same fixed thresholds even in the event of a Company Sale. This therefore does not preclude equity treatment and accordingly, management analyzed if they qualify for equity classification.

Below are considerations:

•	Conditions in which the entity could be forced to net cash settle the contract. – None identified, only shares would be issued if the share price thresholds are reached under any settlement condition.

•	The economic substance of the contract is not that of an asset or a liability – Not applicable.

•	If the settlement alternatives differ in gain and loss positions, the contracts permit the entity to net share settle in a loss position and is not predominantly a purchase option – Not applicable.

•	If the entity does not have sufficient authorized and unissued shares available to share settle the contract and all other contracts that may require share settlement during the contract period, the entity has the ability to increase the number or authorized shares without shareholder approval. Per the agreement, shares must be reserved (see clause 1.11(e): “At all times during the Share Price Earn Out Period and a Software Products Earn Out Period, New Pubco shall keep available for issuance a sufficient number of shares of unissued New Pubco Common Stock to permit New Pubco to satisfy in full its issuance obligations set forth in this Section 1.11 and shall take all actions reasonably required (including by convening any stockholder meeting) to increase the authorized number of New Pubco Common Stock if at any time there shall be insufficient unissued New Pubco Common Stock to permit such reservation.”)

•	The contract contains an explicit share limit – the maximum shares that would be issued is 5,944,444 shares of New Pubco Common Stock.

June 23, 2023

•	The contract does not require net cash settlement if the entity fails to timely file. – Not applicable.

•	If the contract included a top-off or make-whole provision, it can be net share settled and is subject to a fixed share limit that is less than the number of available authorized and unissued shares. – Not applicable.

Based on the above, management noted there are no elements that would preclude equity classification. As such, the Share Price Earn Out shares will be equity classified.

The Share Price Earn Out Shares are classified and initially measured at fair value under ASC 815-40-25. No subsequent remeasurement is required if equity classification continues to be appropriate. As such the fair value will be included as part of the consideration paid in the acquisition of AtlasClear.

The share based earnout fair value was estimated using a Monte Carlo simulation to determine if and when the stock price hurdles would be achieved. The expected stock price volatility was based upon guideline public companies.

Technology Assets to be Acquired from Atlas FinTech and Atlas Financial Technologies, page 176

26.	Please revise to disclose the number of customers which utilize the Atlas FX and Rubicon FX systems in each of the periods presented.

Response: In response to the Staff’s comment, the disclosure on page 186 of Amendment No. 1 to the Registration Statement has been revised. In addition, the Company respectfully advises the Staff that no customers currently utilize the Atlas FX and Rubicon FX systems, however, following the Closing, the number of customers which are expected to utilize the Atlas FX and Rubicon FX systems is projected to increase from 6 in Year 1 to up to 30 in Year 5.

27.	Please revise to disclose and provide information to support the carrying values of both the Atlas FX and Rubicon FX systems being acquired in the business combination and which are reflected in the pro forma financial information presented.

Response: The Company respectfully advises the Staff that the carrying values were based on the Atlas Bank (Panama), SA audited balance sheet as of December 31, 2021. Note 14 described the sale of the Atlas FX and Rubicon FX software to Atlas FinTech Holdings Corp. on March 25, 2022 for a respective value of $7,7,49,229 and $10,000,000. In addition, in response to the Staff’s comment, the disclosure on page 161 of Amendment No. 1 to the Registration Statement has been revised.

June 23, 2023

Rubicon FX Middle Office Services, page 177

28.	We note the pro forma value allocated to SURFACExchange (“SE”) in the combination transaction was $4.253 million as indicated on page 152. We note the disclosures on page 178 that SE is not operational and was acquired in December 2013. Please provide us with your accounting analysis addressing the basis for not recording an impairment of these assets as well as the support for the value attributable to SE in the combination agreement and in the pro forma financial information presented.

Response: The Company respectfully advises the Staff that the disclosure on page 161 has been revised to reflect the correct allocation to SE. Previously the historical carrying cost of $18 million was erroneously allocated on a prorated basis based on the estimated fair value of each software. The pro forma financial statements have been revised to disclose the below allocation.

Rubicon FX	$10,000,000
AtlasFX	7,749,299
SURFACExchange	373,219
Bond Quantum	40,526
Total developed technology	$18,163,044

Management's Discussion and Analysis of Financial Condition and Results of Operations of the Target Companies

Wilson-Davis

Overview, page 193

29.	Please revise to disclose in tabular format each of the respective line item amounts being discussed in arriving at net income(loss) for each of the periods presented.

Response: In response to the Staff’s comment, the disclosure on pages 203, 205 and 206 of Amendment No. 1 to the Registration Statement has been revised.

30.	Please revise to quantify and show period over period balances and changes in trading volumes and number of customer accounts, which are key drivers of Wilson-Davis's financial performance.

June 23, 2023

Response: In response to the Staff’s comment, the disclosure on page 203, 205 and 207 of Amendment No. 1 to the Registration Statement has been revised.

We thank the Staff in advance for its consideration of the foregoing. If you have any questions related to this letter, please contact the undersigned at (703) 749-1386.

Sincerely,

/s/ Jason Simon
Jason Simon

cc:      Robert McBey – Chief Executive Officer